UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)
                           CHROMCRAFT REVINGTON, INC.

-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   171117-10-4
                      ------------------------------------
                                 (CUSIP Number)

                         CHRISTOPHER G. KARRAS, DECHERT
       4000 BELL ATLANTIC TOWER, 1717 ARCH STREET, PHILADELPHIA, PA 19103
                                 (215) 994-4000
-------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 15, 2002
-------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    The Exhibit Index is located on page 10.

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4                                         Page 2 of 14 Pages
---------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  COURT SQUARE CAPITAL LIMITED
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /
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3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               NOT APPLICABLE
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)       / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                             0
                             --------------------------------------------------
          SHARES             8        SHARED VOTING POWER
       BENEFICIALLY                            0
                             --------------------------------------------------
         OWNED BY            9        SOLE DISPOSITIVE POWER
           EACH                                0
                             --------------------------------------------------
         REPORTING           10       SHARED DISPOSITIVE POWER
        PERSON WITH                            0
                             --------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               NOT APPLICABLE
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  CO
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

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4                                         Page 3 of 14 Pages
---------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CITICORP BANKING CORPORATION
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               NOT APPLICABLE
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)         / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                             0
                             --------------------------------------------------
          SHARES             8        SHARED VOTING POWER
       BENEFICIALLY                            0
                             --------------------------------------------------
         OWNED BY            9        SOLE DISPOSITIVE POWER
           EACH                                0
                             --------------------------------------------------
         REPORTING           10       SHARED DISPOSITIVE POWER
        PERSON WITH                            0
                             --------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               NOT APPLICABLE
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
               HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4                                         Page 4 of 14 Pages
---------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CITICORP
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               NOT APPLICABLE
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)         / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
-------------------------------------------------------------------------------

                             7        SOLE VOTING POWER
         NUMBER OF                             0
                             --------------------------------------------------
          SHARES             8        SHARED VOTING POWER
       BENEFICIALLY                            0
                             --------------------------------------------------
         OWNED BY            9        SOLE DISPOSITIVE POWER
           EACH                                0
                             --------------------------------------------------
         REPORTING           10       SHARED DISPOSITIVE POWER
        PERSON WITH                            0
                             --------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               NOT APPLICABLE
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
               HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4                                         Page 5 of 14 Pages
---------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CITIGROUP HOLDINGS COMPANY
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               NOT APPLICABLE
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)         / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                             0
                             --------------------------------------------------
          SHARES             8        SHARED VOTING POWER
       BENEFICIALLY                            0
                             --------------------------------------------------
         OWNED BY            9        SOLE DISPOSITIVE POWER
           EACH                                0
                             --------------------------------------------------
         REPORTING           10       SHARED DISPOSITIVE POWER
        PERSON WITH                            0
                             --------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               NOT APPLICABLE
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 171117-10-4                                         Page 6 of 14 Pages
---------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CITIGROUP INC.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) / /
         (b) / /
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               NOT APPLICABLE
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)         / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                             0
                             --------------------------------------------------
          SHARES             8        SHARED VOTING POWER
       BENEFICIALLY                            500*
                             --------------------------------------------------
         OWNED BY            9        SOLE DISPOSITIVE POWER
           EACH                                0
                             --------------------------------------------------
         REPORTING           10       SHARED DISPOSITIVE POWER
        PERSON WITH                            500*
                             --------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
               HC
-------------------------------------------------------------------------------

* Represents 500 shares that may be deemed to be beneficially owned by subsidiaries of Citigroup Inc.

                                 AMENDMENT NO. 4
                                 TO SCHEDULE 13D

          This  Amendment No. 4 amends the  indicated  items of the statement on
Schedule 13D filed on February 22, 2002, relating to the Common Stock ("Common Stock") of Chromcraft Revington, Inc., a Delaware corporation (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND.

          (a) This Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(1)(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) Court Square Capital Limited, a Delaware corporation ("Court Square"), by virtue of its direct beneficial ownership of Common Stock, (ii) Citicorp Banking Corporation, a Delaware corporation ("Citicorp Banking"), by virtue of its ownership of all the outstanding Common Stock of Court Square, (iii) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of Citicorp Banking, (iv) Citigroup Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (v) Citigroup Inc. ("Citigroup"), a Delaware corporation, by virtue of its ownership of all of the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

          Attached as Schedule A is information concerning each executive officer and director of each of Court Square and Citigroup, which is ultimately in control of Court Square. Schedule A is incorporated into and made a part of this Statement on Schedule 13D.

          (b) The address of the principal business and principal office of each of Court Square, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. The address of the principal business and principal office of Citicorp Banking is One Penn's Way, New Castle, Delaware 19720.

          (c) Court Square's principal business is investing in leveraged buy-outs. Citicorp Banking is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

          (d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

          (f) Each of Court Square, Citicorp, Citicorp Banking, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Statement on Schedule 13D are citizens of the United States.

ITEM 4.  PURPOSE OF TRANSACTION.

          (a) On January 10, 2002, Court Square accepted the Issuer's proposal to purchase all of the 5,695,418 shares of Common Stock owned by Court Square for a cash purchase price of $10.00 per share, plus a fee in cash of up to $.50 per share (not to exceed $2,800,000 in the aggregate) (the "Proposal"). According to the Proposal, 2,000,000 shares of Court Square's Common Stock would be purchased by an employee stock ownership plan to be formed by the Issuer and 3,695,418 shares would be purchased by the Issuer.

          Pursuant to the Proposal, on February 19, 2002, Court Square and the Issuer executed a Stock Purchase Agreement pursuant to which Court Square agreed to sell and the Issuer agreed to buy 3,695,418 shares of Common Stock owned by Court Square on or before March 15, 2002, for a cash purchase price of $10.00 per share, plus a fee in cash of up to $.50 per share (not to exceed $2,800,000 in the aggregate) (the "Company Purchase Agreement"). On February 19, 2002 Court Square and Great Bank Trust Company, in its capacity as trustee of the Chromcraft Revington, Inc. Employee Stock Ownership Plan Trust (the "ESOP Purchaser") executed a Stock Purchase Agreement pursuant to which Court Square agreed to sell and the ESOP Purchaser agreed to buy 2,000,000 shares of Common Stock owned by Court Square on or before March 15, 2002, for a cash purchase price of $10.00 per share (the 'ESOP Purchase Agreement" together, the Company Purchase Agreement and the ESOP Purchase Agreement, the "Purchase Agreements").

          The Issuer and the ESOP Purchaser purchased all of the Common Stock owned by Court Square pursuant to the Purchase Agreements on March 15, 2002. On March 15, 2002, Court Square sold 3,695,418 shares of Common Stock to the Issuer for an aggregate cash purchase price of $36,954,180, plus a fee in cash equal to $2,800,000 in the aggregate. On March 15, 2002, Court Square sold 2,000,000 shares of Common Stock to the ESOP Purchaser for an aggregate cash purchase price of $20,000,000.


          (b)-(c) Not applicable.

          (d) M. Saleem Muqaddam resigned from the Board of Directors of the Issuer effective as of March 15, 2002.

          (e) Consummation of the stock purchases pursuant to the Purchase Agreements resulted in the Issuer and the ESOP Purchaser acquiring approximately 59.0% of then outstanding Common Stock.

          (f)-(j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date of this filing, Court Square does not own any shares of Common Stock. Citigroup beneficially owns 500 shares of Common Stock, which represents less than one tenth of one percent of all shares of Common Stock outstanding. Percentages are based on the number of shares of Common Stock outstanding as of March 20, 2002.

          (b) An indirect subsidiary of Citigroup has sole investment power over, and thus is deemed to beneficially own, 500 shares of Common Stock.

          (c) Court Square sold all 5,695,418 shares of its Common Stock on March 15, 2002 in the transactions described in Item 4(a).

          (d)  Not applicable.

          (e) On March 15, 2002, the Reporting Persons ceased to beneficially own more than five percent of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          Except as set forth in Item 4, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 - Joint Filing Agreement

                                    SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:  March 21, 2002

                                   COURT SQUARE CAPITAL LIMITED


                                   By:  /s/ Anthony P. Mirra
                                        -------------------------------
                                        Name:  Anthony P. Mirra
                                        Title: Vice President


                                   CITICORP BANKING CORPORATION


                                   By:  /s/ William Wolf
                                        -------------------------------
                                        Name:  William Wolf
                                        Title: Senior Vice President


                                   CITICORP


                                   By:  /s/ Joseph B. Wollard
                                        -------------------------------
                                        Name:  Joseph B. Wollard
                                        Title: Assistant Secretary


                                   CITIGROUP HOLDINGS COMPANY


                                   By:  /s/ Joseph B. Wollard
                                        -------------------------------
                                        Name:  Joseph B. Wollard
                                        Title: Assistant Secretary


                                   CITIGROUP INC.


                                   By:  /s/ Joseph B. Wollard
                                        -------------------------------
                                        Name: Joseph B. Wollard
                                        Title: Assistant Secretary

                                   SCHEDULE A

                          COURT SQUARE CAPITAL LIMITED


DIRECTORS
---------

William T. Comfort
Anne Goodbody
David F. Thomas


OFFICERS                        TITLE
--------                        -----

William T. Comfort              Senior Vice President
Byron L. Knief                  Vice President
Michael T. Bradley              Vice President
Charles E. Corpening            Vice President
Michael A. Delaney              Vice President*
Ian D. Highet                   Vice President
David Y. Howe                   Vice President
Richard E. Mayberry             Vice President
Thomas F. McWilliams            Vice President
Paul C. Schorr                  Vice President*
Joseph M. Silvestri             Vice President
David F. Thomas                 Vice President
James A. Urry                   Vice President
John D. Weber                   Vice President
Lauren M. Connelly              Vice President & Secretary
Michael S. Gollner              Vice President
Anthony P. Mirra                Vice President & Assistant Secretary
Darryl A. Johnson               Assistant Vice President


*  Denotes the functional title of Managing Director

                                   SCHEDULE A

                                 CITIGROUP INC.



OFFICERS                        TITLE

C. Michael Armstrong            Director
Alain J.P. Belda                Director (Brazil)
Kenneth J. Bialkin              Director
Kenneth T. Derr                 Director
John M. Deutch                  Director
The Honorable
  Gerald R. Ford                Honorary Director
Alfredo Harp                    Director (Mexico)
Roberto Hernandez               Director (Mexico)
Ann Dibble Jordan               Director
Robert I. Lipp                  Director and Executive Officer
Reuben Mark                     Director
Michael T. Masin                Director
Dudley C. Mecum                 Director
Richard D. Parsons              Director
Andrall E. Pearson              Director
Robert E. Rubin                 Director and Executive Officer
Franklin A. Thomas              Director
Sanford I. Weill                Director and Executive Officer
Arthur Zankel                   Director
Winifred F.W. Bischoff          Executive Officer (United Kingdom and Germany)
Michael A. Carpenter            Executive Officer
Thomas Wade Jones               Executive Officer
Deryck C. Maughan               Executive Officer (United Kingdom)
Victor J. Menezes               Executive Officer
Charles O. Prince, III          Executive Officer
William R. Rhodes               Executive Officer
Todd S. Thomson                 Executive Officer
Robert B. Willumstad            Executive Officer

                                  EXHIBIT INDEX

Exhibit No.
-----------

1.  Joint Filing Agreement